L. STEPHEN ALBRIGHT
Attorney at Law

17337 Ventura Boulevard, Suite 208
Encino, California 91316
Ph. (818) 789-0779 · Fax (818) 784-0205
LStephenAlbright@aol.com

February 28, 2006

VIA FAX AND U.S. MAIL

Janice McGuirk, Esq.
SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance, Office of Small Business Review
450 Fifth Street N.W.
Washington, D.C. 20549

Re: **Futura Pictures, Inc, (the "Company")**
Form SB-2, Amendment Number 4 ("Fourth Amendment")
Original Filing Date: **March 28, 2005**
Prior Amendments: **March 30, 2005, July 15, 2005, November 29, 2005, and February 9, 2006**
SEC File No.: **333-123611**

Dear Ms. McGuirk:

I am in receipt of a copy of the Commission's February 27, 2006 comment letter to Mr. Buddy Young of the Company. As before, you and I discussed the possibility of the staff's review of proposed amended language prior to any further filing.

Accordingly, enclosed please find a redlined and a clean copy of the proposed changes. The new changes are redlined and the original paragraph has not been split into two paragraphs. As before, the redline had been done in a standard Word redline format with the deletions noted at the right side of the page and the inserts are underlined and printed in red ink.

Please review these changes and contact me with the staff's analysis, comments and decisions regarding the text and further filing requirements.

Sincerely,

L. STEPHEN ALBRIGHT

enclosure

c: Buddy Young, w/encl

C:\Documents and Settings\Steve Albright\My Documents\Futura Pictures\SEC Response revised language February 28, 2006.wpd

If we are unable to raise at least $300,000, which as stated earlier, we believe to be the minimum necessary to implement our business plan, we will be forced to scale back our planned operations. We may be prohibited from exercising our option to acquire the two screenplays that are currently under option. Nonetheless, we will negotiate with the authors and seek their cooperation with our scaled back operations. We may also be prevented from acquiring additional projects. In such circumstances, we will continue to pursue more modest projects. However, these projects and our participation in them will not be as significant as we had planned. Further, our ability to participate in the co-financing of films produced by other companies will be diminished. While we may participate in the financing of other films, our participation will be reduced proportionately. While we will take actions to preserve our limited cash resources as described above, we will simultaneously focus our efforts on raising funds necessary to bridge the shortfall between the amount raised through this offering and the minimum $300,000, assuming that such amount is less than $300,000. These efforts will include efforts to borrow additional funds from our president and majority shareholder, borrow funds from other members of management, and look to other third parties (primarily another production company) to contribute funding as part of a joint venture on a project. If we are unsuccessful in these attempts and our cash resources have been deleted to a point where we can no longer maintain minimum corporation obligations, we will be forced to totally abandon our business plan and seek other business opportunities in a related or unrelated industry. Such opportunities may include a reverse merger with a privately held company. The result of which could cause the existing shareholder to be severely diluted (*see* RISK FACTORS page 5).

If we raise at least the minimum $300,000, (the amount we feel necessary to implement our business plan), our principal activities during the next twelve months from the receipt of the funds will be as follows: (a) exercise our option to acquire the rights to one of the aforementioned scripts, (b) prepare a production budget for that film, (c) hire a director, (d) retain the services of a production company to assemble the production crew, (e) cast the film, (f) choose a location, (g) begin principal photography, (h) complete the post production process, and (i) arrange for the films distribution. If we are successful in raising more than $300,000 our activities will remain the same as outlined above. However, it will effect the caliber of the personnel we are able to employ for the project, and increase the film's overall production quality. For example, if we raise $400,000 we will use these additional funds to retain the services of a more experienced director with a better track record, and also provide more rehearsal time for the cast. If we raise $500,000 we would utilize the additional funds not only to hire a better quality director and provide more rehearsal time, but to cast the project with better known actors. Finally, if we raise the maximum $600,000, in addition to taking the steps mentioned above, we would increase the production budget to enhance the film's elements, such as camera work, lighting, music and effects, and set design.

If we are unable to raise at least $300,000, which as stated earlier, we believe to be the minimum necessary to implement our business plan, [illegible] planned operations. [illegible] exercising our option to acquire the two screenplays that [illegible] currently under option. [illegible] additional projects. [illegible] co-financing of films produced by other companies [illegible] e forced to totally abandon our business plan and seek other business opportunities in a related or unrelated industry. Such opportunities may include a reverse merger with a privately held company. The result of which could cause the existing shareholder to be severely diluted (*see* RISK FACTORS page 5).

If we raise at least the minimum $300,000, (the amount we feel necessary to implement our business plan), our principal activities during the next twelve months from the receipt of the funds will be as follows: (a) exercise our option to acquire the rights to one of the aforementioned scripts, (b) prepare a production budget for that film, (c) hire a director, (d) retain the services of a production company to assemble the production crew, (e) cast the film, (f) choose a location, (g) begin principal photography, (h) complete the post production process, and (i) arrange for the films distribution. If we are successful in raising more than $300,000 our activities will remain the same as outlined above. However, it will effect the caliber of the personnel we are able to employ for the project, and increase the film's overall production quality. For example, if we raise $400,000 we will use these additional funds to retain the services of a more experienced director with a better track record, and also provide more rehearsal time for the cast. If we raise $500,000 we would utilize the additional funds not only to hire a better quality director and provide more rehearsal time, but to cast the project with better known actors. Finally, if we raise the maximum $600,000, in addition to taking the steps mentioned above, we would increase the production budget to enhance the film's elements, such as camera work, lighting, music and effects, and set design.

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